Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2004

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SENA 401(k) Plan for Union Members

c/o Stora Enso North America Corp.

510 High Street

P.O. Box 8050

Wisconsin Rapids, WI 54495-8050

USA

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Stora Enso Oyj

(Stora Enso Corporation)

Kanavaranta 1

P.O. Box 309

00101 Helsinki,

Finland

SENA 401(k) Plan for

Union Members

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

SENA 401(k) Plan for Union Members

Index to Financial Statements

December 31, 2004 and 2003

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	4

Notes to Financial Statements	5–10

Supplemental Schedule

Schedule H, Item 4(i): Schedule of Assets (Held at End of Year) as of December 31, 2004	11

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the SENA 401(K) Board

SENA 401(K) Plan for Union Members

Wisconsin Rapids, Wisconsin

We have audited the accompanying statement of net assets available for benefits of SENA 401(K) Plan for Union Members as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of SENA 401(K) Plan for Union Members, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin

June 3, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

SENA 401(k) Plan for Union members:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits for the year ended December 31, 2003 (appearing in this Form 11-K) present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan at December 31, 2003 and for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

June 21, 2004

SENA 401(k) Plan for Union Members

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments
Plan interest in the SENA Master Trust	$111,324,437	$99,378,460
Loans to participants	1,087,875	978,374

Total investments	112,412,312	100,356,834

Receivables
Participant contributions	—	406,593

Net assets available for benefits	$112,412,312	$100,763,427

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Union Members

Statements of Changes in Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Additions
Additions to net assets attributed to
Investment income (loss)
Interest in net investment income (loss) of the SENA Master Trust	$9,329,574	$19,042,439
Interest from participant loans	50,601	40,550

	9,380,175	19,082,989

Contributions
Company’s	72,294	—
Participants’ (including rollover contributions of $18,233 in 2004 and $0 in 2003)	11,552,272	11,634,843

	11,624,566	11,634,843

Total additions (reductions)	21,004,741	30,717,832

Deductions
Deductions from net assets attributed to
Benefits paid to participants	9,177,010	2,601,341
Administrative expenses	12,960	7,213

Total deductions	9,189,970	2,608,554

Net increase (decrease) before plan transfer	11,814,771	28,109,278
Transfers to other plans (Note 1)	(165,886)	(141,415)

Net increase (decrease)	11,648,885	27,967,863

Net assets available for benefits
Beginning of year	100,763,427	72,795,564

End of year	$112,412,312	$100,763,427

The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

Year Ended December 31, 2004 and 2003

1.	Description of the Plan

The following description of the SENA 401(k) Plan for Union Members (the “Plan”) provides only general information. More complete information regarding the Plan’s provisions may be found in the plan document.

General

The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company’s consent. All employees of the Company, other than employees of the Kimberly Mill, as defined, who belong to a collective bargaining unit and are not eligible to participate in the SENA 401(k) Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

During 2004 and 2003, net assets totaling $165,886 and $141,415 were transferred between the Plan, the SENA 401(k) Plan, and the SENA 401(k) Plan for Kimberly Union Members, representing the account balances of participants whose change in employment status made them eligible for coverage under the latter two plans.

Under a trust agreement, Fidelity Management Trust Company (the “Trustee”) was appointed trustee of the Plan.

Contributions

Participants may contribute an amount up to 15% of compensation, as defined in the plan agreement, not to exceed IRC limitations. Certain collective bargaining units have negotiated with the Company to allow contributions up to 25% of compensation. Effective January 1, 2002, participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions.

Effective June 1, 2004 for Plan participants employed at the Company’s Niagara Wisconsin mill, the Company agreed to match 50% of participant deferrals on the first 2% of covered compensation. Effective January 1, 2005, the Company will match 50% of participant deferrals on the first 4% of covered compensation. Effective January 1, 2006, the Company will match 50% of participant deferrals on the first 6% of covered compensation.

Participant contributions are generally made through payroll deductions, and are remitted to the Plan on a bi-weekly basis. Company contributions are also remitted to the plan on a bi-weekly basis.

Investment Options

The Plan provides for various investment options within the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant’s discretion.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

Year Ended December 31, 2004 and 2003

Participant Accounts and Allocations

Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). For all investment programs other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund’s short-term investments. At December 31, 2004 and 2003, the Plan held 183,041 units and 186,355 units, respectively, of the SEO Unitized Stock Fund at unit values of $37.90 and $32.84, respectively.

Each participant’s account is credited with contributions and an allocation of plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately fully vested in all contributions and the earnings thereon.

Benefits

Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

(a)	Lump sum; or

(b)	Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary; or

(c)	Transfer to an eligible retirement plan; or

(d)	Defer withdrawal to any time up to April 1 following the year in which age 70 1/2 is attained.

A participant may make the following withdrawals prior to termination:

(a)	Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined, (however, these withdrawals will generally be subject to a 10% penalty tax); and

(b)	After age 59 1/2, withdraw the entire account balance in a single lump sum.

If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.

Loans to Participants

Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence, in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

Year Ended December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan, along with the SENA 401(k) Plan and the SENA 401(k) Plan for Kimberly Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

All plan investments in the SENA Master Trust, except the investment in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair value of the SEO Unitized Stock Fund is computed daily based on share price, dividend information and the value of the short-term investments.

Loans to participants are valued at unpaid principal balances.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income (loss) of the SENA Master Trust.

Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration, which are paid by the Plan.

Benefit Payments

Benefit payments to participants are recorded when paid.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

Year Ended December 31, 2004 and 2003

3.	SENA Master Trust

The Plan’s allocated share of the SENA Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the SENA Master Trust. The percentage of the Plan’s investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 30% and 29% as of December 31, 2004 and 2003, respectively.

The fair value of investments of the SENA Master Trust is as follows:

	2004	2003
Investments, at fair value
Cash and cash equivalents	—	$368,178
Common stocks	28,193,954	29,107,942
Mutual funds	348,708,936	318,648,970

Total investments	$376,902,890	$348,125,090

Investment income (loss) of the SENA Master Trust for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Net appreciation (depreciation) in fair value of investments
Common stock	$4,323,303	$8,094,367
Mutual funds	21,071,438	51,752,113

	25,394,741	59,846,480
Interest and dividends	6,775,390	4,166,231

	$32,170,131	$64,012,711

SENA 401(k) Plan for Union Members

Notes to Financial Statements

Year Ended December 31, 2004 and 2003

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	2004	2003
Stora Enso Oyj ADS, 183,041 and 447,945 shares, respectively	$6,937,269	$6,054,067
Fidelity Magellan Fund, 276,101 and 286,390 shares, respectively	28,656,562	27,991,725
Fidelity OTC Portfolio, 382,143 and 395,161 shares, respectively	13,256,551	12,830,868
Fidelity Retirement Government Money Market Fund, 6,825,763 and 6,759,640 shares, respectively	6,825,763	6,759,640
Fidelity Spartan U.S. Equity Index Fund, 184,612 and 177,756 shares, respectively	7,912,454	7,005,346
Fidelity Freedom 2020 Fund, 853,719 and 830,798 shares, respectively	11,917,915	10,816,992
Neuberger Berman Genesis Fund, 150,629 shares in 2004	6,153,177	n/a

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and prevailing collective bargaining agreements.

7.	Related Party Transactions

The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company’s parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

SENA 401(k) Plan for Union Members

Notes to Financial Statements

Year Ended December 31, 2004 and 2003

8.	Amounts Allocated to Withdrawn Participants

Approximately $13,691,876 and $13,257,709 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2004 and 2003, respectively, but who have not yet received distributions as of that date. None of these amounts were requested to be distributed at December 31, 2004 or December 31, 2003.

SENA 401(k) Plan for Union Members	EIN: 39-2003332
Schedule of Assets (Held at end of Year)	Plan #004
December 31, 2004.	Schedule H, Item 4(i)

Identity of Issue, Lessor or Similar Party	Description of Investment	Current Value
* Participant Loans	Maturities ranging from 2005 to 2019; interest rates ranging from 4% to 9.5%	$1,087,875

*	Indicates party-in-interest.

SENA 401(k) Plan for Union Members

Exhibits

December 31, 2004

Exhibit 23.01	Consent of Independent Accountants – Filed herewith.

Exhibit 23.02	Consent of Independent Accountants – Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SENA 401(k) Plan for Union Members

Dated: June 24, 2005	By	/s/ Dawn E. Neuman
Dawn E. Neuman
Member, SENA 401(k) Board